April 26, 2013

Mr. Terry French

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	National CineMedia, Inc.

Form 10-K for Fiscal Year Ended December 27, 2012

Filed February 22, 2013

File No. 1-33296

Dear Mr. French:

National CineMedia, Inc. (NCM Inc. or the Company) refers to the Staff’s comment letter dated April 15, 2013, on the above referenced Annual Report on Form 10-K for the year ended December 27, 2012. Set forth below are the responses of the Company to the Staff’s comments. For your convenience, each comment is repeated below prior to the Company’s response.

We are submitting this letter through EDGAR under the label “corresp”, as well as providing this copy to the Staff via e-mail.

Form 10-K for the Fiscal Year Ended December 27, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

National Advertising Revenue, page 44

1.	On page 44, you state that online and mobile revenue increased 52.4% during 2012 compared to 2011 as you continue to place more focus on the online and mobile market, including selling advertising that combines on-screen, lobby and online and mobile marketing components. It is unclear how this increase impacts your total national advertising revenue and if you expect this trend to continue in the future. Please revise similar discussions in future filings to provide context so that a reader can understand how significant this increase is to overall national advertising revenue and if you expect past performance to be indicative of future results. In your response, please provide us with your proposed disclosures.

Response:

The Company acknowledges the Staff’s comment and in its Form 10-Q for the quarterly period ended March 28, 2013, the Company will include context around its discussion of its online and mobile revenue so that a reader can understand how significant any fluctuations are to overall revenue and if it expects past performance to be indicative of future results.

We advise the Staff supplementally that online and mobile revenue increased approximately $1.7 million, or 52.4%, from $3.3 million during the year ended December 29, 2011 to $5.0 million for the year ended December 27, 2012. For the year ended December 27, 2012, online and mobile revenue represented 1.7% and 1.1% of national advertising revenue (excluding beverage) and total revenue, respectively. The Company determined it was appropriate to include this information in its explanation of the fluctuation in national advertising revenue because the increase represented approximately 7% of the total increase in national advertising revenue year-over year.

In future filings, the Company intends to include a revised disclosure similar to the following if the fluctuation in online and mobile revenue is considered significant to the explanation of the total fluctuation in national advertising revenue during the relevant periods. We expect that it may be possible that fluctuations in online and mobile revenue are not significant to the explanation of the overall fluctuation in national advertising revenue during a particular period, in which case the Company will not comment on this revenue stream. In its Form 10-Q filing for the quarterly period ended March 28, 2013, the Company intends to include the following disclosure.

Online and mobile revenue increased approximately $0.5 million, or 83.3%, from $0.6 million during the three months ended March 29, 2012 to $1.1 million for the three months ended March 28, 2013. This revenue represented 2.1% and 1.3% of national advertising revenue (excluding beverage) and total revenue, respectively during the three months ended March 28, 2013. Online and mobile revenue increased because the Company continued to increase the number of integrated marketing packages sold to its clients that combine on-screen, lobby and online and mobile marketing components. The Company intends to increase its focus on these integrated solutions to its clients in the future as online and mobile advertising is becoming a more important part of the marketing mix for marketers.

Notes to Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.	Please expand your revenue recognition policy to explain in more detail the type, nature and terms of your advertising contracts, how you determine that a contract has been fulfilled and how you determine the amount of make-good provisions. Explain what actions or events in your business lead to a conclusion that the appropriate revenue recognition criteria have been met. In your response, please provide us with your proposed disclosures.

Response:

The Company acknowledges the Staff’s comment and in its Form 10-Q for the quarterly period ended March 28, 2013, the Company will include expanded disclosure regarding its revenue recognition policies. In future filings, the Company intends to include the following revised disclosure.

Revenue Recognition— The Company derives revenue principally from advertising revenue, which includes on-screen advertising, lobby network (LEN) and lobby promotions and advertising on entertainment websites and mobile applications owned by other companies. The Company also derived approximately 10.3% of its revenue in the first quarter of 2013 from Fathom Events. Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed and determinable and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

On-screen advertising consists of national and local advertising. National advertising is sold on a cost per thousand (“CPM”) basis, while local and regional advertising is sold on a per-screen, per-week basis. The Company recognizes national advertising as impressions (or theatre attendees) are delivered and recognizes local on-screen advertising revenue during the period in which the advertising airs. The Company recognizes revenue derived from lobby network and promotions when the advertising is displayed in theatre lobbies and recognizes revenue from branded entertainment websites and mobile applications when the online or mobile impressions are served. The Company may make contractual guarantees to deliver a specified number of impressions to view the customers’ advertising. If those contracted number of impressions are not delivered, the Company will either run additional advertising to deliver the contracted impressions at a later date, which the Company refers to as a make-good provision, or the Company will refund the fee related to the undelivered impressions. The Company defers the revenue associated with the make-good until the advertising airs to the theatre attendance specified in the advertising contract. The make-good provision is recorded within accrued expenses in the Consolidated Balance Sheets. Deferred revenue consists of payments received in advance of being earned and is classified as a current liability as it is expected to be earned within the next twelve months. Fathom events revenue is recognized in the period in which the event is held.

3.	In addition, we note from your discussion of national advertising revenue on page 44, that online and mobile revenue increased during 2012 as you continue to place more focus on the online and mobile markets. Please expand your revenue recognition policy to address the type, nature and terms of these arrangements and how you apply the revenue recognition criteria. In your response, please provide us with your proposed disclosures.

Response:

The Company acknowledges the Staff’s comment and in its Form 10-Q for the quarterly period ended March 28, 2013, the Company will include expanded disclosure regarding its revenue recognition policies, including online and mobile revenue. Please refer to the response to Comment #2 for this disclosure.

Note 6. Income Taxes, page F-16

4.	We note that during 2012, you corrected errors in the blended state tax rate used to measure the net deferred tax asset “Excess of tax basis over book basis – investment in consolidated subsidiary NCM LLC”. As a result of these out-of-period adjustments, you recorded a decrease of $22.7 million to its deferred tax asset for its ownership interest in NCM LLC to reflect the tax effected difference between the tax basis and the book basis of these assets. In addition, you recorded a decrease of $17.9 million in its long-term payable to founding members. The impact of these adjustments was a total out of period income statement impact of $5.3 million which consisted of an adjustment to deferred tax expense of $9.6 million offset by a reduction of TRA interest expense of $4.3 million. Please tell us more about these adjustments, including the period in which the errors originated and your basis for concluding that these out of period adjustments were not material to each related period. Please provide us with your SAB Topic 1.M and SAB Topic 1.N analysis supporting your conclusion.

Response:

At the time of the Company’s IPO in February 2007, when NCM Inc. originally set-up its deferred tax assets and liabilities, namely the IRC Section 754 Step-Up (“Step-Up”) asset and the associated Tax Receivable Agreement Interest Accretion Liability on its balance sheet in accord with ASC 740 Accounting for Income Taxes, the gross book-tax temporary differences on NCM Inc.’s balance sheet and its share (as measured by its end-of-year ownership percentage) of National CineMedia LLC’s (“LLC”) Exhibitor Service Agreement (“ESA”) asset were measured at a deferred tax rate of 40%. The Company used the 40% rate because it closely approximated the actual enacted tax rates at the time these tax assets and liabilities were initially established.

In addition, the amortization from both the IRC Section 754 asset and the ESA asset are subject to a Tax Receivable Agreement (“TRA”) between NCM Inc. and the three other members of LLC. Under the terms of this agreement, 90% of the tax benefit realized on NCM Inc.’s federal and state returns, for any given tax year, as a result of the amortization of the ESA asset and the Step-Up asset is payable back to the other three members of LLC. This benefit is measured at the effective blended tax rate realized by NCM Inc. on its filed federal and state tax returns for a particular tax year. When the liability for the TRA payments was originally booked at the time of the IPO, and when it was adjusted for subsequent TRA payments made by NCM Inc. to the other LLC members, 40% was used to measure the expected benefit to be paid, consistent with the rate used to value the associated deferred tax assets and liabilities.

Determining the estimated statutory income tax rates that are applied to the Company’s current and deferred income tax calculations is a detailed and complex process that is impacted most significantly by the tax jurisdictions in which the Company is doing business. Currently the Company files tax returns in all but two of the states that impose a corporate income tax in addition to multiple local and city jurisdictions across the country. Changes to state tax rates, sales sourcing rules, apportionment laws and the proper reflection of income attributable to NCM LLC potentially alter the apportionment and allocation of income among the states, and local jurisdictions, for income tax purposes. Other differences in state tax treatment are due to various state adjustments to federal income including bonus depreciation, the effect of state income taxes, guaranteed payments, IRC Section 754 amortization and other temporary and permanent differences.

During 2012, the Company undertook a state income tax rate look-back review, that was done for each year back to the IPO, in order to ensure that it was following the various state and local jurisdictions’ statutes and regulations in regard to both apportionment and sales sourcing. As discussed above, historically the Company had used a 40% rate for the measurement of its deferred tax assets and liabilities. Following completion of the tax analysis, including a review by the Company’s external tax consultants in the fourth quarter of 2012, as well as, review and discussion with the Company’s Audit Committee, the Company decided to record these errors as a cumulative adjustment in its 2012 Consolidated Financial Statements. The Company determined that since the adjustment was not the result of new information it represented a correction of an error and not a change in accounting estimate. The Company further determined that the adjustment was not material to each related period.

In conjunction with this study, and other process improvements around the income tax provision, the state blended rate is analyzed each quarter to capture tax rate, apportionment and sales sourcing changes in order to properly measure the deferred tax assets and liabilities. Accordingly, future adjustments are expected to be reflected in the proper periods resulting from changes in tax rates and sources of taxable income.

We hereby supplementally provide the Staff under a separate cover letter further information about the periods in which the errors occurred and its basis for concluding that these out of period adjustments were not material to each related period.

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In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need. I may be reached at 303-792-8788.

Sincerely,

/s/ Kurt C. Hall

Kurt C. Hall
President, Chief Executive Officer and Chairman